 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Millennium Investment & Acquisition Company, Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

60039Q101
(CUSIP Number)

December 31, 2021**
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of the securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

** The reporting persons are voluntarily filing this report prior to year-end to report a change in beneficial ownership that is now less than 5% of the issuer's outstanding shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60039Q101

1	NAMES OF REPORTING PERSONS
Greensprings Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
500,000 shares

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
500,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.56%, based on 10,959,814 shares of common stock outstanding.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Greensprings Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
500,000 shares

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
500,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.56%, based on 10,959,814 shares of common stock outstanding.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Brad Snider

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
500,000 shares

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
500,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.56%, based on 10,959,814 shares of common stock outstanding.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.

(a)  Name of Issuer:  Millennium Investment & Acquisition Company

(b)  Address of Issuer’s Principal Executive Offices

301 Winding Road, Suite 46C
Old Bethpage, NY  11804
Item 2.

(a)  Name of Person Filing

Greensprings Capital LP
Greensprings Capital Management LLC.
Brad Snider

The shares of common stock of Issuer reported herein are owned by Greensprings Capital LP, which is managed by its general partner, Greensprings Capital Management LLC, which is owned by Brad Snider.

(b)  Address of Principal Business Office or, if none, Residence

20 Huling Ave.
Memphis, TN  38103

(c)  Citizenship

Greensprings Capital LP is a Delaware limited partnership
Greensprings Capital Management LLC is a Delaware limited liability company
Brad Snider is a citizen of the United States of America.

(d)  Title of Class of Securities

Common Stock

(e)  CUSIP Number

60039Q101

Item 3.
Not applicable.

Item 4.	Ownership.

(a)  Amount beneficially owned:

500,000

(b)  Percent of class:

4.56% (percentage based on 10,959,814 shares of Issuer common stock outstanding)

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:

0

(ii)  Shared power to vote or to direct the vote:

500,000

(iii)  Sole power to dispose or to direct the disposition of:

0

(iv)  Shared power to dispose or to direct the disposition of:

500,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

 Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 29, 2021	Greensprings Capital LP

By: Greensprings Capital Management, LLC, its General Partner

		By:	/s/ Brad Snider
Name: Brad Snider
Title: Principal

Date:	October 29, 2021	Greensprings Capital Management, LLC

		By:	/s/ Brad Snider
Name: Brad Snider
Title: Principal

Date:	October 29, 2021	/s/ Brad Snider
Brad Snider, individually